MIDLAND CAPITAL HOLDINGS CORPORATION
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Net Income	$147,573	$171,486	$339,183	$392,726

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Basic earnings per share	$0.40	$0.46	$0.91	$1.05

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—	—	—

Weighted average common shares and equivalents outstanding for diluted computation	372,600	372,600	372,600	372,600

Diluted earnings per share	$0.40	$0.46	$0.91	$1.05